UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 000-22900
CUSIP NUMBER 156492100

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Century Casinos, Inc.
Full Name of Registrant

Former Name if Applicable

455 E. Pikes Peak Ave., Suite 210
Address of Principal Executive Office (Street and Number)

Colorado Springs, Colorado 80903
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Century Casinos, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Quarterly Report”) within the prescribed time period without unreasonable effort and expense. As disclosed in the Company’s Current Report on Form 8-K filed November 10, 2025 (the “November 10 8-K”), the Audit Committee of the Board of Directors of the Company concluded that our previously issued audited consolidated financial statements as of and for the year ended December 31, 2024 (the “Form 10-K Financial Statements”) included in the Form 10-K for the year ended December 31, 2024 (the “Original Form 10-K”) contained a material error and should be restated to reflect the correction of a calculation of the carrying value of invested capital used in the valuation of our Rocky Gap reporting unit that resulted in an impairment of goodwill for this reporting unit. The error also impacts the unaudited condensed consolidated financial statements (the “Form 10-Q Financial Statements”, and with the Form 10-K financial Statements the “Previously Issued Financial Statements”) contained in the Company’s Forms 10-Q for the quarters ended March 31, 2025 and June 30, 2025 (the “Original Forms 10-Q”).

Due to these additional accounting activities, the preparation of the Company’s condensed consolidated financial statements as of September 30, 2025 and for the three and nine months ended September 30, 2025 will require additional time to finalize.

The Company currently expects to be able to file the Quarterly Report within the extension period of five calendar days permitted under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Margaret Stapleton	719	527-8300
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference to the impact on the Company’s third quarter 2025 results can be found in Exhibit 99.1 filed with Form 8-K on November 10, 2025.

Cautionary Note Regarding Forward-Looking Statements

This filing contains forward-looking statements, including statements about the preparation of the Company’s condensed consolidated financial statements as of September 30, 2025 and for the three and nine months ended September 30, 2025, the cause of the delay in preparing and filing the Quarterly Report, and the timing of filing the Quarterly Report, within the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause the results of the Company to be materially different than those expressed or implied in such statements. Certain of these risk factors and others are included in documents the Company files with the Securities and Exchange Commission (the “SEC”), including but not limited to, the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, as well as subsequent reports filed with the SEC. Other unknown or unpredictable factors also could have material adverse effects on the Company’s future results. The forward-looking statements included in this filing are made only as of the date hereof. The Company cannot guarantee future results, levels of activity, performance or achievements. Accordingly, you should not place undue reliance on these forward-looking statements. Finally, the Company expressly disclaims any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Century Casinos, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2025	By:	/s/ Margaret Stapleton
Margaret Stapleton
Chief Financial Officer